

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Nicholas Curtis
Chief Executive Officer
LENSAR, Inc.
2800 Discovery Drive
Orlando, FL 32826

      Re: **LENSAR, Inc.**
                Registration Statement on Form 10
                Exhibit Nos. 10.10 and 10.11
                Filed August 26, 2020
                File No. 001-39473

Dear Mr. Curtis:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance